


SEC MAIL
RECEIVED
PROCESSING
MAY 24 2007
WASH. D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION

07007606

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 039779

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/06 (MM/DD/YY) AND ENDING 02/28/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUGH MARTIN SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18815 FITZPATRICK LANE
(No. and Street)

OCCIDENTAL (City) CALIFORNIA (State) 95465 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steohen R. Kinkade (415) 453-4132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hendriks, G. Paul
(Name – *if individual, state last, first, middle name*)

1050 Northgate Drive, Suite 52, (Address) San Rafael, (City) CA (State) 94903 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen R. Kinkade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hugh Martin Securities, as of February 28, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

Financial Principal

Title

Notary Public



HOWARD SALKIN
COMM. #1425388
NOTARY PUBLIC - CALIFORNIA
MARIN COUNTY
My Comm. Expires June 25, 2007
NCR-1
NCR-1

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in XXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Reconciliation of the Audited Net Capital Computation and the broker-Dealers Corresponding Unaudited Part IIA Net Capital Computation.

HUGH MARTIN SECURITIES

FINANCIAL STATEMENTS

For the year ended February 28, 2007

HUGH MARTIN SECURITES

FINANCIAL STATEMENTS

For the year ended February 28, 2007

TABLE OF CONTENTS

	Page
Independent Auditor's Report	3
Financial Statements:	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 9
Supplemental Schedules	10 – 13
Report of Independent Public Accountant	14 – 15

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To The Shareholder of Hugh Martin Securities:

I have audited the statement of financial condition of Hugh Martin Securities as of February 28, 2007, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Hugh Martin Securities as of February 28, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



May 15, 2007

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

HUGH MARTIN SECURITIES

STATEMENT OF FINANCIAL CONDITION

February 28, 2007

ASSETS

Cash	$ 7,949
Receivable from broker- dealer	290
Total Assets	$ 8,239

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued liabilities	$ 900
Total liabilities	900
Stockholder's Equity:	
Common stock, no par value	
100,000 shares authorized;	
14,000 shares issued and outstanding	14,000
Additional paid-in capital	12,000
Retained earnings (deficit)	(18,661)
Total stockholder's equity	7,339
Total Liabilities and Stockholder's Equity	$ 8,239

The accompanying notes are an integral part
of these financial statements

HUGH MARTIN SECURITIES

STATEMENT OF OPERATIONS

For the year ended February 28, 2007

Revenue	
Commissions	$ 8,342
Interest	32
Total revenue	8,374
Expenses	
Accounting and auditing	5,420
Regulatory fees	1,203
Fidelity bond	368
Total expenses	6,991
Income (loss) before income taxes	1,383
Provision for income taxes	800
Net income (loss)	$ 583

The accompanying notes are an integral part of these financial statements

HUGH MARTIN SECURITIES

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended February 28, 2007

	Contributed Capital	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
BEGINNING BALANCE February 28, 2006	$ 14,000	$ 12,000	$ (19,244)	$ 6,756
Net income			583	583
ENDING BALANCE February 28, 2007	$ 14,000	$12,000	$ (18,661)	$ 7,339

The accompanying notes are an integral part
of these financial statements

HUGH MARTIN SECURITIES

STATEMENT OF CASH FLOWS

For the year ended February 28, 2007

Cash flows from operating activities:	
Net income (loss)	$ 583
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivable from broker dealer	(290)
Decrease in accounts payable	(1,500)
Net cash provided (used) by operating activities	(1,207)
Net increase (decrease) in cash and cash equivalents	(1,207)
Cash and cash equivalents at beginning of period	9,156
Cash and cash equivalents at end of period	$ 7,949
Supplemental information	
Income taxes paid	$ 800

The accompanying notes are an integral part of these financial statements

HUGH MARTIN SECURITIES

NOTES TO FINANCIAL STATEMENTS

February 28, 2007

Note 1) Organization

Hugh Martin Securities (the Company) was incorporated On February 21, 1989 in the state of California. In April 1989 the Company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15 (B) of the Securities and Exchange Act of 1934. In May 1989 the Company became a member of the National Association of Securities Dealers, Inc. The Company is subject to various governmental rules and regulations including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

Note 2) Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts of assets and liabilities and the reported amount of revenues and expenses for the reporting period. Actual results could differ from these estimates.

Note 3) Income Taxes

Income taxes computed on taxable income are $800 for the state of California. The are no federal income taxes for the year ended February 28, 2007. The minimum state franchise tax for the year ended February 28, 2007 is $800, all of which had been paid by February 28, 2007. The net operating profit of $583 for the year ended February 28, 2007 has decreased prior years' net operating loss carryforwards. As of February 28, 2007, the Company has a Federal net operating loss carryforward approximating $19,237, which is available to reduce taxable income in future years. This net operating loss will begin to expire in the year 2009.

Note 4) Net Capital Requirements

The Company is required to maintain minimum net capital as defined by rule 15c3-1 of the Securities and Exchange Commission. At February 28, 2007, the Company's net capital was $ 7,339, the amount of which is $2,339 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital also may not exceed 15 to 1. On February 28, 2007, the Company's net capital ratio was .12 to 1.

Note 5) Related Parties

The president and sole shareholder of the Company is also the president and sole shareholder of Hugh Martin & Company. Hugh Martin and Company provides office facilities, equipment, communication services, and administrative services to the Company, which pays an amount not to exceed $5,000 per month for these services. If sufficient net capital cannot be maintained by the Company, the agreement with Hugh Martin & Company is that the Company's monthly fee is permanently waived. There was no charge or payment for these services during the year ended February 28, 2007.

Note 6) Exemption from SEC Rule 15c3-3

Management believes that the Company has complied with the provisions for exemption from SEC Rule 15c3-3 throughout the period from incorporation through February 28, 2007.

FOCUS REPORT – PART II

as of February 28, 2007

Firm Name: HUGH MARTIN SECURITIES
Firm ID: 22562

1	Total ownership equity		$ 7,339
2	Deduct o/e not allowable for net capital		
3	Total o/e qualified for net capital		7,339
Add:			
A	Allowable subordinated liabilities		
B	Other deductions or credits		
	Description	Amount	
5	Total cap & allowable subloans		7,339
6	Deductions and/or charges		
A	Total non allowable assets		
B	Aged Fail to deliver		
1	Number of items		
H	Total deductions and/or charges		0
7	Other additions and/or allowable credits		
	Description	Amount	
8	Net capital before haircuts		7,339
9	Haircuts on securities:		
A	Contractual commitments		
B	Subordinated debt		
C	Trading and investment securities		
1	Exempted securities		
2	Debt securities		
3	Options		
4	Other securities		
D	Undue concentration		
E	Other		
	Description:		
10	Net Capital		$ 7,339

FOCUS REPORT – PART II

as of February 28, 2007

Firm Name: HUGH MARTIN SECURITIES
Firm ID: 22562

11	Minimum net capital requirement: (based on Aggregate Indebtedness)	60
12	Minimum Dollar Requirement	5,000
13	Net capital required (greater of line 11 or 12)	5,000
14	Excess net capital (line 10 less line 13)	2,339
15	Excess net capital @ 1000% (net cap – 10% of AI)	7,249
	Computation of Aggregate Indebtedness	
16	Total AI liability from balance sheet	900
17	Add:	
A	Drafts for immediate credit	
B	Market value of securities borrowed where no equivalent value is paid or credited	
C	Other unrecorded amounts	
	Descriptions / Amount	
19	Total Aggregate Indebtedness	900
20	Percentage of aggregate indebtedness to net capital	12
21	Percentage of aggregate indebtedness to net capital after anticipated withdrawals	12
	Other ratios	
29	Percentage of debt to debt-equity (15c3-1(d))	
30	Option deductions/Net Capital	

SCHEDULE II

HUGH MARTIN SECURITIES

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
FEBRUARY 28, 2007

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (i).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable.

SCHEDULE III

HUGH MARTIN SECURITIES

RECONCILIATION OF THE AUDITED NET CAPITAL COMPUTATION
AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA
NET CAPITAL COMPUTATION

February 28, 2007

(Additional Information)

Net capital per unaudited statements	$ 7,339
Add (deduct) audit differences:	
	0
Net capital per audited statements	$ 7,339

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Public Accountant

To the Shareholder of Hugh Martin Securities:

In planning and performing my audit of the financial statements of Hugh Martin Securities for the year ended February 28, 2007, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Hugh Martin Securities including tests of compliance with such practices and procedures, and that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3 (k). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities I did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) the recordation of the differences required by Rule 17a-13 and (iii) complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded from loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at February 28, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.



San Rafael, California
May 15, 2007

END